Exhibit 8.1


            THE FOLLOWING OPINION IS INTENDED TO BE RENDERED UPON THE
              CONSUMMATION OF THE TRANSACTIONS DESCRIBED HEREIN IN
          SUBSTANTIALLY THE FORM PRESENTED, ASSUMING NO CHANGES IN THE
         FACTS OR THE LAW UPON WHICH SUCH OPINION IS BASED, AND SUBJECT
             TO THE RECEIPT, REVIEW AND APPROVAL OF FINAL DOCUMENTS.

                                                        _____________, 1998


BankAtlantic Bancorp, Inc.
1750 E. Sunrise Blvd.
Fort Lauderdale, FL  33304

         Re:      Reorganization Treatment of Proposed Merger

Ladies and Gentlemen:

         We have acted as counsel for BankAtlantic Bancorp, Inc., a Florida corporation ("Bancorp"), and BCP Acquisition Corporation, a New Jersey corporation ("Acquisition"), in connection with the merger (the "Merger") of Ryan, Beck & Co., Inc. (the "Company") with and into Acquisition, to be accomplished pursuant to an Acquisition Agreement dated February 9, 1998 (the "Merger Agreement"), by and among Bancorp, Acquisition, and the Company. Our opinion has been requested to the effect that the Merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that Bancorp, Acquisition, and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

         We have examined the law and such documents as we have deemed necessary to render our opinion, including the Merger Agreement and the schedules and exhibits attached thereto, and documents delivered in connection with closing the transactions contemplated by the Merger Agreement, including without limitation the representations (without regard to any knowledge qualifications affecting the tax representations) of Bancorp, Acquisition, and the Company furnished to us for purposes of providing this opinion (the "Closing Documents"). We have assumed for purposes of our opinion that the Merger will be carried out in accordance with the terms of the Merger Agreement, its exhibits, and the Closing Documents. As to questions of fact material to our opinion, we have relied upon statements in the Merger Agreement and exhibits thereto and in the Closing Documents, without undertaking to verify such statements and representations by independent investigation.

         The opinion rendered herein is based upon the provisions of the Code, Treasury Department proposed, temporary and final regulations, judicial decisions, and rulings and administrative interpretations of the Internal Revenue Service, as each of the foregoing exists on the date hereof. The opinion rendered below is not binding on the Internal Revenue Service or a court of law, and no assurance can be given that legislative or administrative action or judicial decisions that differ from the opinion rendered below will not be forthcoming. Any such differences could be retroactive to transactions or business operations prior to such action or decisions.

         We express no opinion as to any tax consequences other than those under the federal income tax laws of the United States. In particular, we express no opinion as to any tax consequences under the tax laws of any state, locality, or any country other than the United States, or as to any matter not specifically addressed below. We express no opinion as to the accuracy of the representations or the reasonableness of the assumptions relied upon by us in rendering this opinion.

         Based on the foregoing, it is our opinion, as of the date hereof and under existing law, that for federal income tax purposes:



         The Merger will be treated as a reorganization under Section 368(a) of the Code and Bancorp, Acquisition, and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and that (i) no gain or loss will be recognized for federal income tax purposes by the Company stockholders upon the exchange in the Merger of shares of Company common stock solely for Bancorp stock (except with respect to cash received in lieu of a fractional share interest in Bancorp stock);

         (ii) the basis of Bancorp stock received in the Merger by the Company stockholders (including the basis of any fractional share interest in Bancorp stock deemed received) will be the same as the basis of the shares of the Company common stock surrendered in exchange therefor;

         (iii) the holding period of Bancorp stock received in the Merger by the Company stockholders (including the holding period of any fractional share interest in Bancorp stock deemed received) will include the period during which the shares of Company common stock surrendered in exchange therefore were held by the Company stockholders, provided such shares of Company common stock were held as capital assets at the effective time of the Merger; and

         (iv) cash received by a holder of Company common stock in lieu of a fractional share interest in Bancorp stock will be treated as received in exchange for such fractional share interest and, provided the fractional share would have constituted a capital asset in the hands of such holder, the holder should in general recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the adjusted tax basis in the Company common stock allocable to the fractional share interest.

         We express no opinion as to the effect of the Merger on any stockholder that is required to recognize unrealized gains and losses for federal income tax purposes at the end of each taxable year under a mark-to-market system. The tax consequences described above may not be applicable to the Company stockholders that acquired the stock of the Company pursuant to the exercise of an employee stock option or right or otherwise as compensation, that hold Company common stock as part of a "straddle" or "conversion transaction" for federal income tax purposes or that are insurance companies, securities dealers, financial institutions or foreign persons.



         We expressly disclaim any obligation or undertaking to update or modify this opinion as a consequence of any future changes in applicable laws or regulations or the facts bearing upon this opinion. No opinion may be implied or may be inferred beyond the matters expressly stated herein.


                                                              Very truly yours,